Brian P. Keane | 617 348 3093 | bkeane@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

June 4, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alla Berenshteyn

Re:	Interleukin Genetics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 26, 2015
File No. 001-32715

Ladies and Gentlemen:

On behalf of Interleukin Genetics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comment of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated June 3, 2015 with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”). The response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

General

1.	Comment: We note that you have proposed amendments to your charter that would increase the number of authorized shares of your common stock and effect a reverse stock split of your common stock. For each of these proposals, please amend you disclosure to indicate whether you have any plan, arrangements or understandings to issue any of the shares what would be newly available for issuance following the increase to authorized shares and reverse stock split. If any such plans exist, please disclose all material information. If not, please revise your disclosure to indicate that you have no such plans.

Response: The Staff is advised that the Company currently has no specific plans, arrangement or understandings, whether written or oral, to issue any of the shares that will be newly available for issuance following either (i) the increase to authorized shares if Proposal 5 set forth in the Proxy Statement is approved or (ii) the reverse stock split if Proposal 6 set forth in the Proxy Statement is approved. Accordingly, in the definitive proxy, the Company will revise:

•	the third paragraph of Proposal 5 to read as follows:

“As of May 1, 2015, we had 300,000,000 authorized shares of common stock, par value $0.001 per share, of which 286,476,145 shares were outstanding or reserved for issuance. Of those, 172,786,907 shares were outstanding; 22,302,927 shares were reserved for issuance upon exercise of outstanding stock options; 8,461,639 shares were reserved for issuance under our stock plans and employee stock purchase plan; and 88,301,079 shares were reserved for the exercise of outstanding warrants to purchase common stock. In addition, if Proposal 4 is approved an additional 30,000,000 shares will be reserved for issuance under the 2013 Plan. We currently have no plans arrangements or understandings to issue any of the shares that would be newly available for issuance following approval of this proposal.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Page 2

•	the fourth paragraph of Proposal 6 to read as follows:

“The form of the proposed amendment to our Charter to effect the reverse stock split is attached as Annex B to this proxy statement. Any amendment to our Charter to effect the reverse stock split will include the reverse stock split ratio fixed by the board, within the range approved by our stockholders. The amendment to our Charter will not change the number of authorized shares, or the par value, of our common stock. We currently have no plans arrangements or understandings to issue any of the shares that would be newly available for issuance following approval of this proposal”

In connection with the foregoing request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above response is acceptable to the Staff. Please do not hesitate to call the undersigned at 617-348-3093 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Brian P. Keane

Brian P. Keane